

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

October 5, 2015

Via E-mail
Yu Cheng Yang
Chef Executive Officer
EOS Inc.
Room 1106, 11F., No. 101, Section 2, Nanjing E. Road,
Zhongshan District,
Taipei City, 104, Taiwan (Republic of China)

> **Re: EOS Inc.**
> **Registration Statement on Form S-1**
> **Filed September 10, 2015**
> **File No. 333-206853**

Dear Mr. Yang:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. It appears that you may be a blank check company as defined by Rule 419 under the Securities Act of 1933. In this regard, we note the following:

    *   You state in your disclosure that you are a development stage company;
    *   Since formation, you have commenced limited operations and it is unclear whether you will be able to fully commence operations within the next 12 months;
    *   Since formation, you have not generated any revenues and you have limited assets;
    *   You are issuing penny stock; and
    *   You have received a going concern opinion from your independent public accountant.

These facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and that you should comply with Rule 419 of Regulation C under the Securities Act of 1933. Please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company. Alternatively, please provide a detailed legal analysis explaining why you believe EOS Inc. is not a blank check company.

2. Please advise us of all registration statements of companies for which your sole director and officer may have acted as a promoter or in which she had a controlling interest. Describe in detail the nature and extent of the direct or indirect relationship between your sole director and officer and those companies and their affiliates. Indicate which companies are now viable or dormant and which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the Commission.

3. We note that your By-laws and Articles of Incorporation indicate that your principal executive office is 221 East Walnut Street, Suite 122, Pasadena, CA 91101, County of Los Angeles, California, which is different than the address set forth in your registration statement. Please advise.

Use of Proceeds, page 20

4. We note your disclosure that you will need $200,000 to meet your financial obligations for the next twelve months. We also note that you will only raise $100,000 if 100% of the shares are sold. Please expand this section to discuss how many months you will be able to meet your financial obligations if 25%, 50%, 75% and 100% of the offering is sold.

Description of Business, page 26

5. We note that there are a number of inconsistencies in your disclosures. For example, on page 8 you state that you have enough cash to satisfy your obligations for three months. However, on page 26 you state that you do not have enough cash to finance your operations. We also note that on page 26 you state that you will be able to implement your business plan and conduct business for the next twelve months from the proceeds of this offering. This disclosure appears inconsistent with your disclosure that you will need $200,000 to meet your financial obligations for the next twelve months. Please reconcile these inconsistencies.

6. Please expand this section to clarify whether you plan to market and distribute skin care products manufactured by companies other than A.C. (USA), Inc.

7. Please tell us whether A.C. (USA), Inc. is affiliated with you or your sole officer.

8. On page 27, you state that you have a non-exclusive right to market and distribute in Taiwan certain skin care products manufactured by A.C. for a period of 5 years. We note that

Exhibit 10.1 indicates that you have the exclusive right to market and distribute. Please revise accordingly.

Need for any Government Approval, age 28

9. Please clarify whether you will be able market and distribute skin care products immediately after filing your application with the Ministry of Health and Welfare.

Certain Relationships and Related Transactions, page 38

10. We note your disclosure that Mr. Yang provides you the office space free of charge. If the company is party to an oral contract that would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K if it were written, the company should provide a written description of the contract similar to that required for oral contracts or arrangements under Item 601(b)(10)(iii) of Regulation S-K. For guidance you may wish to refer to Question 146.04 in the Regulation S-K section of our Compliance and Disclosure Interpretations available on the Commission's website. Please file as an exhibit to the registration statement a written description of your oral agreement with Mr. Yang.

11. We note your disclosure on page 20 that Mr. Yang will lend you funds on an interest-free basis. Please file as an exhibit to the registration statement a written description of your oral agreement with Mr. Yang.

12. Note 2 of your financial statements discusses related party advances made by your officer and shareholder in which you received $150,000. Please provide here the details of such loan pursuant to Item 404 of Regulation S-K. Please also describe, here and elsewhere in your disclosure, as applicable, the material terms of such loan, including but not limited to interest rate and repayment terms. Please file the loan agreement as an exhibit.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744 or Alfred Pavot, Staff Accountant, at (202) 551-3738 or if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

cc: Thomas E. Stepp, Jr. (*via e-mail*)
    Stepp Law Corporation